UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Clearday, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

184791 101

(CUSIP Number)

James T. Walesa, 8800 Village Drive, Suite 106, San Antonio, TX 78217 (210) 451-0839

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184791 101	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Walesa
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,009,655
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,009,655
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,009,655
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 184791 101	13D	Page 2 of 3 Pages

Item 1. Security and Issuer.

Common Stock, par value $0.001 per share.

Clearday, Inc., formerly known as Superconductor Technologies Inc.

8800 Village Drive, Suite 106, San Antonio, Texas 78217

Amount of the beneficial ownership includes derivative securities, as described in Item 5, below

Item 2. Identity and Background.

(a):	James T. Walesa
(b):	c/o Clearday, Inc. 8800 Village Drive, Suite 106, San Antonio, Texas 78217
(c)	Chairman and CEO of Clearday, Inc. 8800 Village Drive, Suite 106, San Antonio, Texas 78217
(d):	None
(e)	None
(f)	United States

Item 3. Source or Amount of Funds or Other Consideration.

Personal Funds were used for the purchase of securities. Certain shares of common stock were granted as compensation. No amount of the source or amount of funds is a loan.

Item 4. Purpose of Transaction.

Personal investment in Allied Integral United, Inc. which became a subsidiary of the issuer in connection with a merger (the “Merger”) under the terms of the Agreement and Plan of Merger described in registration statement (Registration No. 333-256138).

Item 5. Interest in Securities of the Issuer.

Share and percentage of the beneficial ownership of the common stock of the issuer is based on the following:

(1) Ownership of 1,004,863 shares of the common stock of the issuer, plus

(2) Ownership of the following convertible securities that may be exchanged for shares of common stock of the issuer:

(3.1) 623,111 shares of Series F Preferred Stock, which security is the Issuer’s 6.75% Series F Cumulative Convertible Preferred Stock, par value $0.001 per share. No exercise price is payable. Shares of this security may be exchanged for shares of common stock at a ratio of 1 share of preferred stock to 2.384656 shares of common stock. There is no expiration date for such conversion right.

(3.2) Ownership of 242,412 shares of common stock of the Issuer that may be purchased upon the exercise of warrants at a price per share of $5.00.

(3.3) $899,994 aggregate investment of 10.25% Series I Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Clearday Care Preferred”), issued by AIU Alternative Care, Inc., a Delaware corporation and a subsidiary of the Issuer; and

(3.3) $214,153 aggregate investment of units of limited partnership interests (“Clearday OZ LP Interests”) issued by Clearday OZ Fund LP, a Delaware limited partnership that is a subsidiary of the issuer.

The Clearday Care Preferred and Clearday OZ LP Interests may be exchanged by the holder of such securities for shares of common stock of the issuer at a price per share that is equal to 80% of the 20 day weighted average price per share of such common stock. The computation of the beneficial ownership of the common stock of the issuer is based on a price per share that is equal to $10.00. The actual number of shares of common stock that may be acquired will change based on the market price of the shares of the common stock of the issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

All of the shares of the common stock of the issuer and the other securities described in Item 5, above, are pledged by the beneficial owner as collateral for the obligations of the beneficial owner under certain indemnification obligations.

The beneficial ownership of the securities described above include the shares of securities held by a corporation

Item 7. Material to Be Filed as Exhibits.

CUSIP No. 184791 101	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ James T. Walesa
James T. Walesa